

November 3, 2014

Via E-mail
Gregory T. Barnum
Chief Financial Officer
Datalink Corporation
10050 Crosstown Circle, Suite 500
Eden Prairie, MN 55344

> **Re:**   **Datalink Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 000-29758**

Dear Mr. Barnum:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Financial Statements, page 46

1.   We note your disclosure on page 1, that your portfolio of solutions and services spans four practices: Consolidation and virtualization, Data storage and protection, Advanced network infrastructures, and Business continuity and disaster recovery solutions. Please tell us your consideration of reporting revenue for each of these four practices. In addition, we note in your earnings calls for the 4th quarter of 2013, 1st quarter of 2014, and the 2nd quarter of 2014, you identify your revenue mix by storage, networking and servers, software, tape, and service. For example, we note in the 4th quarter of 2013 earnings call, you state your revenue mix for the quarter was 36% storage, 18% networking and servers, 9% software, 1% tape and 36% service. Please clarify why your revenue mix is not discussed and disclosed in your filings. Refer to FASB ASC 280-10-50-40.

Note 1. Summary of Significant Accounting Policies

Net Earnings Per Share, page 52

2.   Please tell us the nature of the common shares of non-vested stock that are reducing the number of shares used in the computation of basic net earnings per share for each period presented. Your current disclosures do not appear to explain these shares. In your response, provide us with the guidance that you cited to include this reduction in your basic net earnings per share calculation. In addition, explain in sufficient detail how you determined the amounts included for employee and non-employee director stock options and restricted stock that has not vested for each period presented in your calculation of shares used in the computation of diluted net earnings per share. Refer to FASB ASC 260.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief